Contact

www.linkedin.com/in/seth-powers-0944382a2 (LinkedIn)

Seth Powers

Chief Operating Officer at Active-Defender.com
Carthage, North Carolina, United States

Summary

Spent 29 years in public education as a teacher, principal, director, and assistant superintendent. Retired as Assistant Superintendent for Academics and Student Support Service with Moore County Schools in 2023. A passion for school safety led to my current role as Chief Operating Officer for Active Defender, a company providing emergency alerting and communication applications to educational institutions offering the most advanced situational awareness available during a crisis.

Experience

Active-Defender.com
Chief Operating Officer

Moore County Schools
Teacher, Principal, Director, and Assistant Superintendent - Retired
January 1994 - January 2023 (29 years 1 month)

Education

Fayetteville State University
Doctor of Education - EdD

University of North Carolina at Chapel Hill
Master's degree, School Administration

University of North Carolina at Greensboro
Bachelor of Science - BS, Education